SUMA ACQUISITON CORPORATION

6543 Las Vegas Blvd S

Las Vegas, NV 89119

March 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Pam Howell

Re:	SUMA Acquisition Corporation
Registration Statement on Form S-1
Filed January 20, 2026, as amended File No. 333-292831

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SUMA Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on March 10, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Naseem Saloojee
Naseem Saloojee
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP